                                             Filed Pursuant to Rule No. 424B(3)
                                                  Registration Number 333-81622

[LOGO] Radio One Logo

                               2,236,206 Shares

                            of Class D Common Stock

                               -----------------

   This prospectus relates to 2,236,206 shares of our class D common stock which may be offered from time to time by the selling stockholders named in this prospectus, or by their transferees, pledgees, donees or successors, all of which we refer to as selling stockholders.

   Our class D common stock is traded on The Nasdaq Stock Market's National Market under the symbol "ROIAK." The last reported sale price for our class D common stock on April 10, 2002 was $22.95 per share.

   You should carefully consider the risk factors that begin on page 3 of this prospectus before purchasing any of the class D common stock offered hereby.

   Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is April 11, 2002.

                                                    Page
                                                    ----
                       SUMMARY.....................  1
                       RADIO ONE, INC..............  1
                       RISK FACTORS................  3
                       CAUTIONARY NOTE REGARDING
                         FORWARD-LOOKING STATEMENTS  7
                       USE OF PROCEEDS.............  7
                       SELLING STOCKHOLDERS........  8

                                                     Page
                                                     ----
                       PLAN OF DISTRIBUTION.........   9
                       LEGAL MATTERS................  10
                       EXPERTS......................  10
                       WHERE YOU CAN FIND ADDITIONAL
                         INFORMATION................  10
                       INCORPORATION BY REFERENCE...  11

                               -----------------

                               TABLE OF CONTENTS
                               -----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before you make an investment decision. You should carefully read this entire prospectus, including the "Risk Factors" section, and the documents we have referred you to, including the documents incorporated herein by reference, before making your investment decision.

                                RADIO ONE, INC.

   Radio One was founded in 1980 and is one of the largest radio broadcasting companies in the United States. We are also the largest radio broadcasting company in the United States primarily targeting African-Americans.

   Our strategy is to expand within our existing markets and into new markets that have a significant African-American presence. We believe radio broadcasting primarily targeting African-Americans has significant growth potential. We also believe that we have a competitive advantage in the African-American market and the radio industry in general, due to our primary focus on urban formats, our skill in programming and marketing these formats, and our turnaround expertise.

   Radio One is led by our Chairperson and co-founder, Catherine L. Hughes, and her son, Alfred C. Liggins, III, our Chief Executive Officer and President, who together have 45 years of operating experience in radio broadcasting. Ms. Hughes, Mr. Liggins and our strong management team have successfully executed a strategy of acquiring and turning around underperforming radio stations.

   Our principal executive offices are located at 5900 Princess Garden Parkway, 7th Floor, Lanham, Maryland 20706 and our telephone number is (301) 306-1111.

   For more information about our business, please see our Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus. The description of our business contained in our Form 10-K for the year ended December 31, 2001 will be updated and superseded by later filings we make with the SEC that are incorporated by reference in this prospectus.

                          Securities to be Registered

Issuer..................................... Radio One, Inc.

Class D Common Stock Offered by the Selling
  Stockholders............................. 2,236,206 shares

Use of Proceeds............................ The selling stockholders will receive all of the net proceeds from the resale of their securities in this offering. We will not receive any proceeds.

Trading.................................... Our class D common stock is listed on The Nasdaq Stock
                                            Market's National Market under the symbol "ROIAK."

                                 RISK FACTORS

   Investing in the class D common stock involves risk. You should consider carefully the risk factors described below before purchasing the class D common stock.

Integration of Acquisitions--We may have difficulty integrating the operations, systems and management of the stations that we have recently acquired or agreed to acquire. Our failure to integrate successfully stations we have acquired could have a material adverse effect on our business and operating results.

   From January 1, 2000 through December 31, 2001, we acquired or agreed to acquire and/or operate 47 radio stations, including 16 stations that we own and/or operate as the result of the August 10, 2001 consummation of our acquisition of Blue Chip Broadcasting, Inc., and we expect to make acquisitions of other stations and station groups in the future.

   We cannot assure you that we will be able to integrate successfully the operations, systems or management acquired in the Blue Chip acquisition, or any other operations, systems or management that might be acquired in the future. The recent consummation of the Blue Chip acquisition will require us to manage a significantly larger and geographically more diverse radio station portfolio than historically has been the case. Our failure to integrate and manage newly acquired stations successfully could have a material adverse effect on our business and operating results. In addition, in the event that the operations of a new station do not meet our expectations, we may restructure or write-off the value of some portion of the assets of the new station.

Risks of Growth Strategy--If we are unable to execute successfully our strategy, our business may not grow as expected.

   We intend to grow by acquiring radio stations primarily in the top 50 African-American markets. We may also make strategic investments that are complementary to our business and provide growth opportunities. However, we may not successfully identify and consummate future acquisitions or investments, and stations that we do acquire or investments that we make may not increase our broadcast cash flow or yield other anticipated benefits. Our failure to execute our growth strategy successfully could have a material adverse effect on our business and operating results.

Dependence on Key Personnel--The loss of key personnel, including on-air talent, could disrupt the management and operation of our business.

   Our business depends upon the continued efforts, abilities and expertise of our executive officers, including our chief executive officer, chief financial officer, chief operating officer and general counsel, and other key employees, including on-air personalities. We believe that the unique combination of skills and experience possessed by our executive officers would be difficult to replace, and that the loss of any one of them could have a material adverse effect on us, including the impairment of our ability to execute our business strategy. Additionally, our radio stations employ or independently contract with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective broadcast areas. These on-air personalities are sometimes significantly responsible for the ranking of a station, and thus, the ability of the station to sell advertising. We cannot be assured that these individuals will remain with our radio stations or will retain their audiences.

Competition for Advertising Revenue--We compete for advertising revenue against radio stations and other media, many of which have greater resources than we do, and if we are unable to maintain or grow our advertising revenue share, our business and operating results may be adversely affected.

   In the competitive broadcasting industry, the success of each of our radio stations is primarily dependent upon its share of the overall advertising revenue within its market. Although we believe that each of our stations can compete effectively in its broadcast area, we cannot be sure that any of our stations can maintain or increase its current audience ratings or market share, or that advertisers will not decrease the amount they spend on advertising.

   Our advertising revenue may suffer if any of our stations cannot maintain its audience ratings or market share. Shifts in population, demographics, audience tastes and other factors beyond our control could cause us to lose market share. Our stations also compete for audiences and advertising revenues directly with other radio stations, and some of the owners of those competing stations have greater resources than we do. If a competing station converts to a format similar to that of one of our stations, or if one of our competitors strengthens its operations, our stations could suffer a reduction in ratings and advertising revenue. Other radio companies which are larger and have more resources may also enter markets in which we operate. In addition, our stations also compete with other media such as broadcast and cable television, newspapers, magazines, direct mail, music videos, the Internet and outdoor advertising, some of which may be controlled by horizontally-integrated companies. We also anticipate that our stations will compete with satellite-based radio services, including Sirius Satellite Radio and XM Satellite Radio. We currently program five channels for XM Satellite Radio.

Decline in Level of Advertising Spending--The ongoing recession that has impacted business sectors which advertise heavily on radio has resulted in a reduction in advertising spending in those sectors, and has had a negative impact on our advertising revenue and business. If the current recession continues or worsens, our advertising revenue and business could be impacted even more significantly.

   We believe that advertising is a discretionary business expense, meaning that spending on advertising tends to decline during an economic recession or downturn. Consequently, recessions or downturns in the United States economy and the economies of individual geographic markets in which we own or operate stations directly affect our advertising revenue and, therefore, our results of operations. Individual business sectors that are especially impacted by a recession or downturn and that tend to spend more on advertising than other sectors are likely to reduce their advertising expenditures as a result of the recession or downturn. If those sectors' spending represent a significant portion of our advertising revenues, any reduction in their expenditures could negatively impact our revenue.

   Over the past year, the radio industry has been experiencing negative year over year advertising revenue growth, primarily as a result of the current recession in the United States economy. A number of business sectors that traditionally have been heavy radio advertisers, including the automotive, retail sales and television broadcast industries, as well as Internet related businesses which in recent years have become significant radio advertisers, have been especially adversely affected by the recession. Even prior to the start of the current recession, the Internet-related business sector, which in recent years had become a significant radio advertiser, experienced a sharp economic decline. While we have continued to experience positive year over year advertising revenue growth, our advertising growth rate has been impacted by the recession, and if the factors that have contributed to the radio industry's overall negative advertising revenue growth, including the economic recession, persist or worsen, our advertising growth rate could be even more significantly affected.

Restrictions Imposed by Our Debt--The terms of our debt restrict us from engaging in many activities and require us to satisfy various financial tests, and these restrictions may make it more difficult to pursue our acquisition strategy.


   Our bank credit facility and the agreements governing our other outstanding debt, including our 8 7/8% senior subordinated notes, contain covenants that restrict, among other things, our ability to incur additional debt, pay cash dividends, purchase our capital stock, make capital expenditures, make investments or other restricted payments, swap or sell assets, engage in transactions with related parties, secure non-senior debt with our assets, or merge, consolidate or sell all or substantially all of our assets.

   Our bank credit facility requires that we obtain our banks' consent for acquisitions that do not meet specific criteria. These restrictions may make it more difficult to pursue our acquisition strategy. Our bank credit facility also requires that we maintain specific financial ratios, which could be affected by events beyond our control.

   The loans under our bank credit facility will be due in August 2007 and our 8 7/8% senior subordinated notes will be due in July 2011. A breach of any of the covenants contained in our bank credit facility could allow our lenders to declare all amounts outstanding under our bank credit facility to be immediately due and payable and a breach of any of the covenants contained in the indenture covering our 8 7/8% senior subordinated notes could allow the holders of those notes to declare the notes immediately due and payable. In addition, our banks could proceed against the collateral granted to them to secure that indebtedness. If the amounts outstanding under our bank credit facility or payment of our senior subordinated notes are accelerated, our assets might not be sufficient to repay in full the money owed to the banks or to our other debt holders.

Substantial Debt--Our substantial level of debt could limit our ability to grow and compete.

   We have a substantial amount of debt, a portion of which bears interest at variable rates. The amount and nature of our debt is described in greater detail in our reports filed with the SEC. Our substantial level of indebtedness could adversely affect us for various reasons, including limiting our ability to:

    . obtain additional financing for working capital, capital expenditures, acquisitions, debt payments or other corporate purposes;

    . have sufficient funds available for operations, future business opportunities or other purposes;

    .  compete with competitors that have less debt than we do; and

    . react to changing market conditions, changes in our industry and economic downturns.

Controlling Stockholders--Two common stockholders have a majority voting interest in Radio One and have the power to control matters on which Radio
One's common stockholders may vote, and their interests may conflict with yours.

   As of March 13, 2002, Catherine L. Hughes and her son, Alfred C. Liggins, III, collectively held approximately 56.1% of the outstanding voting power of Radio One's common stock. As a result, Ms. Hughes and Mr. Liggins will control most decisions involving Radio One, including transactions involving a change of control of Radio One, such as a sale or merger. In addition, certain covenants in Radio One's debt instruments require that Ms. Hughes and Mr. Liggins maintain specified ownership and voting interests in Radio One, and prohibit other parties' voting interests from exceeding specified amounts. Ms. Hughes and Mr. Liggins have agreed to vote their shares together in elections of members of the board of directors.

Technology Changes, New Services and Evolving Standards--We must respond to the rapid changes in technology, services and standards which characterize our industry in order to remain competitive.

   The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of new media technologies. We cannot assure you that we will have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed, including the following:

    . Audio programming by cable television systems, direct broadcast satellite systems, Internet content providers and other digital audio broadcast formats;

    . Satellite digital audio radio service, which has resulted in the introduction of several new satellite radio services with sound quality equivalent to that of compact discs; and

    . In-band on-channel digital radio, which could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services.

   We have entered into a programming agreement with a satellite digital audio radio service, and have also invested in a developer of digital audio broadcast technology. However, we cannot assure you that these arrangements will be successful or enable us to adapt effectively to these new media technologies.

Government Regulation--Our business depends on maintaining our licenses with the FCC. We could be prevented from operating a radio station if we fail to maintain its license.

   Radio broadcasters depend upon maintaining radio broadcasting licenses issued by the FCC. These licenses are ordinarily issued for a maximum term of eight years and may be renewed. Our radio broadcasting licenses expire at various times from October 1, 2003 to August 1, 2006. Although we may apply to renew our FCC licenses, interested third parties may challenge our renewal applications. In addition, if Radio One or any of our stockholders, officers, or directors violates the FCC's rules and regulations or the Communications Act of 1934, as amended, or is convicted of a felony, the FCC may commence a proceeding to impose sanctions upon us. Examples of possible sanctions include the imposition of fines, the renewal of one or more of our broadcasting licenses for a term of fewer than eight years or the revocation of our broadcast licenses. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the radio station covered by the license only after we had exhausted administrative and judicial review without success.

   The radio broadcasting industry is subject to extensive and changing federal regulation, as described in greater detail in our reports filed with the SEC. Among other things, the Communications Act and FCC rules and policies limit the number of broadcasting properties that any person or entity may own (directly or by attribution) in any market and require FCC approval for transfers of control and assignments of licenses. The FCC recently commenced a rulemaking proceeding in which it will examine its rules and policies concerning ownership of multiple radio stations within a local market. The new rulemaking could lead to significant changes in how the FCC reviews radio station transactions that, according to the FCC, could result in substantial economic concentration and thus raise competition concerns. The filing of petitions or complaints against Radio One or any FCC licensee from which we are acquiring a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses. The Communications Act and FCC rules and policies also impose limitations on non-U.S. ownership and voting of the capital stock of Radio One.

Antitrust Matters--We may have difficulty obtaining regulatory approval for acquisitions in our existing markets and, potentially, new markets, which could affect the implementation of our acquisition strategy.

   An important part of our growth strategy is the acquisition of additional radio stations. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission or the Department of Justice, may investigate certain acquisitions. After the passage of the Telecommunications Act of 1996, the Department of Justice became more aggressive in reviewing proposed acquisitions of radio stations. The Justice Department is particularly aggressive when the proposed buyer already owns one or more radio stations in the market of the station it is seeking to buy. The Justice Department has challenged a number of radio broadcasting transactions. Some of those challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Justice Department has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue.

   We cannot predict the outcome of any specific Department of Justice or FTC investigation. Any decision by the Department of Justice or FTC to challenge a proposed acquisition could affect our ability to consummate an acquisition or to consummate it on the proposed terms. For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Act requires the parties to file Notification and Report Forms concerning antitrust issues with the Department of Justice and the FTC and to observe specified waiting period requirements before consummating the acquisition. If the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including restructuring the proposed acquisition or divesting assets. In addition, the investigating agency could file suit in federal court to enjoin the acquisition or to require the divestiture of assets, among other remedies. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the Department of Justice or the FTC under the antitrust laws before or after consummation. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws. As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that local marketing agreements, joint sales agreements, time brokerage agreements and other similar agreements customarily entered into in connection with radio station transfers could violate the Hart-Scott-Rodino Act if such agreements take effect prior to the expiration of the waiting period under the Hart-Scott-Rodino Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Act and has challenged joint sales agreements in certain locations. As indicated above, the Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. However, to date, the Department of Justice has also investigated transactions that do not meet or exceed these benchmarks and has cleared transactions that do exceed these benchmarks.

   Similarly, the FCC staff has adopted procedures to review proposed radio broadcasting transactions even if the proposed acquisition otherwise complies with the FCC's ownership limitations. The FCC uses its so-called "50/70" screen to "flag" proposed radio transactions that it believes may raise competition concerns. Under the screen, the FCC flags an application for closer consideration if it proposes a combination that would result in one broadcaster controlling at least 50 percent-or two broadcasters collectively controlling 70 percent-of local market ad revenue in the relevant Arbitron market, as reported by BIA. The FCC will conduct a public interest/competitive analysis of those applications proposing combinations at or above the 50/70 percent level. Those applications will be designated on public notice as proposing transactions that raise competition issues.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about Radio One's industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of class D common stock which may be offered by the selling stockholders.

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                             SELLING STOCKHOLDERS

   The following table sets forth with respect to each of the selling stockholders (1) the number of shares of class D common stock held by that selling stockholder prior to the offering contemplated by this prospectus,
(2) the number of shares of class D common stock to be registered for that selling stockholder hereunder, (3) the number of shares of class D common stock that the selling stockholder will hold after completion of the sale of the class D common stock registered for that selling stockholder hereunder, and (4) the percentage of the outstanding class D common stock that the selling stockholder will hold after completion of the sale of the class D common stock registered for that selling stockholder hereunder. Information regarding the number of shares of class D common stock held by a selling stockholder prior to the registration contemplated by this prospectus has been obtained from that selling stockholder. Except as noted, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors.

                                                                            Number of Shares of   Percentage of
                                        Number of Shares                      Class D Common     Class D Common
                                           of Class D                        Stock Held After   Stock Held After
                                          Common Stock     Number of Shares  Completion of the  Completion of the
                                        Held Prior to the     of Class D    Sale of the Class D    Sale of the
                                         Sale of Shares    Common Stock to     Common Stock      Class D Common
                                           Registered       be Registered       Registered      Stock Registered
     Name of Selling Stockholders           Hereunder         Hereunder          Hereunder          Hereunder
     ----------------------------       -----------------  ---------------- ------------------- -----------------
Alfred C. Liggins, III Revocable Trust,
 dated March 2, 1999 /(1)/                 11,663,782/(2)/    1,000,000         10,663,782            14.0%
LRL Trading, L.L.C./ (3) (4)/               1,557,368           749,664            807,704             1.1%
Cheryl H. Love /(5)/                           44,479            35,325              9,154               *
LRC Love Limited Partnership /(6)/            115,439            65,439             50,000               *
Love Family Limited Partnership /(6)/          28,045            28,045                  0               *
J. Kenneth Blackwell                           71,679            71,179                500               *
Windings Lane Partnership, Ltd. /(7)/          53,887            32,387             21,500               *
Lovie L. Ross                                 198,287           128,241             70,046               *
Calvin D. Buford                               53,329            49,840              3,489               *
Buford Family Limited Partnership /(8)/         1,943             1,943                  0               *
C. Howard Buford                               11,128            11,128                  0               *
Thomas Revely, III                             18,184            18,184                  0               *
Steven R. Love /(9)/                           19,676             7,557             12,119               *
Stephen E. Kaufmann                            16,287             6,405              9,882               *
George C. Hale, Sr.                             3,261             3,261                  0               *
R. Dean Meiszer                                16,677             6,405             10,272               *
Thomas Ross                                    11,874            11,874                  0               *
Paul Landry                                     7,844             7,844                  0               *
Devin Miller                                    1,485             1,485                  0               *

--------
*: Less than 1%
(1) Alfred C. Liggins, III, the President, Chief Executive Officer and a director of Radio One, is the trustee and sole beneficiary of Alfred C. Liggins, III Revocable Trust, dated March 2, 1999.
(2) Includes shares held by (i) Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, (ii) Alfred C. Liggins, III, individually, and
   (iii) Hughes-Liggins Family Partners, L.P.
(3) LRL Trading, L.L.C. is owned by LRL Investments, L.P. (99.725%) and Vada Hill (0.275%). LRL Investments, L.P. is owned by L. Ross Love (99.9%) and LRL Management Corporation (0.1%). LRL Management Corporation is wholly-owned by L. Ross Love. Accordingly, L. Ross Love may be deemed the beneficial owner of some or all of the shares held by LRL Trading, L.L.C.
(4) L. Ross Love, who may be deemed beneficial owner of some or all of the shares held by LRL Trading, L.L.C. (see note (3) above) was elected as a member of our board of directors on June 5, 2001.
(5) Cheryl H. Love is the spouse of L. Ross Love, a director of Radio One (see note (4)), and, accordingly, Mr. Love may be deemed to beneficially own some or all of the shares held by Mrs. Love.
(6) L. Ross Love has a controlling interest in LRC Love Limited Partnership and Love Family Limited Partnership, and, accordingly, Mr. Love may be deemed to beneficially own some or all of the shares held by LRC Love Limited Partnership and Love Family Limited Partnership.
(7) J. Kenneth Blackwell has a controlling interest in Windings Lane Partnership, Ltd., and, accordingly, Mr. Blackwell may be deemed to beneficially own some or all of the shares held by Windings Lane Partnership, Ltd.
(8) Calvin D. Buford has a controlling interest in Buford Family Limited Partnership, and, accordingly, Mr. Buford may be deemed to beneficially own some or all of the shares held by Buford Family Limited Partnership.
(9) Steven R. Love is the brother of L. Ross Love, a director of Radio One (see note (4)).

                             PLAN OF DISTRIBUTION

   The class D common stock being offered by the selling stockholders may be offered and sold from time to time to purchasers directly by such selling stockholders. Alternatively, the selling stockholders may from time to time offer those securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of the securities for whom they act as agents. The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. The maximum commission or discount to be received by any NASD member acting in any capacity to distribute the securities will not be greater than 8%.

   The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. We have not yet determined when we will effect the sale of the securities. The sale of the securities may be effected in transactions, which may involve crosses or block transactions:

    . on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

    .  in the over-the-counter market;

    . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    . through the issuance by the selling stockholders or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option, forward or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also loan or pledge shares to the broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

   At the time a particular offering of the securities is made, a prospectus supplement, if required in addition to this prospectus, will be distributed, which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed to broker-dealers. Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

   To comply with the securities laws of certain jurisdictions, if applicable, the securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

   The selling stockholders will be subject to applicable provisions of the Exchange Act and rules and regulations under the Exchange Act, which provisions may limit the timing of purchases and sales of any of the securities by the selling stockholders. This may affect the marketability of those securities.

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   We shall bear all fees and expenses incurred in connection with the registration of the securities, except that selling stockholders will pay all brokers' commissions and, in connection with any underwritten offering, all expenses customarily borne by selling stockholders in an underwritten offering, including underwriting discounts and commissions. Certain of the selling stockholders will be indemnified by us, against certain civil liabilities, including certain liabilities under the Securities Act or the Exchange Act or otherwise, or alternatively will be entitled to contribution in connection with those liabilities.

                                 LEGAL MATTERS

   Kirkland & Ellis, Washington, D.C. (a partnership that includes professional corporations) will pass upon the validity of the class D common stock offered by this prospectus.

                                    EXPERTS

   The consolidated financial statements of Radio One, Inc. and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and included herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of selected operations of Clear Channel Communications as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999 incorporated by reference in this prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and included herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of selected operations of AMFM, Inc. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, incorporated by reference in this prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and included herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of Blue Chip Broadcasting, Inc. and subsidiaries as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 incorporated by reference in this prospectus by reference to pages 1-19 of Radio One Inc.'s Form 8-K/A dated April 9, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Blue Chip Broadcast Company and subsidiary as of December 31, 1998 and for the year then ended incorporated by reference in this prospectus have been audited by Clark, Schaefer, Hackett & Co., independent public accountants, as indicated in their report with respect thereto, and included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site on the world wide web is sec.gov. The information on the SEC 's web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

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                          INCORPORATION BY REFERENCE

   The SEC permits us to "incorporate by reference" the information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we file with the SEC after the initial filing date of the registration statement of which this prospectus is part, and prior to the effectiveness of that registration statement, will automatically update and supercede this information. We have filed the following documents with the SEC and incorporate in this prospectus by reference:

    . our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A, each filed on March 25, 2001;

    .  our Current Report on Form 8-K filed on March 19, 2002; and

    .  our Registration Statement on Form 8-A dated May 17, 2000.

   We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act. Statements contained in documents incorporated or deemed to be incorporated by reference after the initial filing date of the registration statement of which this prospectus is a part will modify statements in any other subsequently filed documents to the extent the new information differs from the old information. Any statements modified or superseded will no longer constitute a part of this prospectus in their original form.

   If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Investor Relations, Radio One, Inc., 5900 Princess Garden Parkway, 7th Floor, Lanham, MD 20706, or to our e-mail address: invest@radio-one.com. Our telephone number is (301) 306-1111.

   We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC office referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

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